SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUNRISE MINING CORPORAITON
 (Name of Issuer)

Common Stock, $.001 par value
 (Title of Class of Securities)

86770Y 10 2
 (CUSIP Number of Class of Securities)

 Xuguang Sun
1108 W. Valley Blvd, Suite 6-399, Alhambra, CA 91803
Tel: (626) 4072618
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2008
 (Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weiquan Tian

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

6 CITIZENSHIP OR PLACE OF ORGANIZATION

The People's Republic of China

                        7     SOLE VOTING POWER
 NUMBER OF              18,750,000
  SHARES              --------------------------------------------------------------
 OWNED BY         8     SHARED VOTING POWER
   EACH
 REPORTING                0
PERSON WITH           --------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                               18,750,000
                       --------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        18,750,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%  (81,185,090 shares of common stock outstanding as of January 3, 2008)

14 TYPE OF REPORTING PERSON*

     People's Republic of China

CUSIP No.  86770Y 10 2

Item 1. Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Sunrise Mining Corporation, a Nevada corporation (the "Company"). The Company's principal executive office is located at 1108 W. Valley Blvd, STE 6-399, Alhambra, CA 91803.

Item 2. Identity and Background.

(a) This statement is filed by Weiquan Tian (the "Reporting Person") with respect to shares directly owned by it.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b) The business address of Weiquan Tian is "Suite 2804, No. 8, Jinyang San Street, Guangzhou, China".

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 3, 2008, the Reporting Person acquired 18,750,000 shares of Common Stock of Sunrise Mining Corporation for $750,000. The funds utilized by the Reporting Person came from the funds of the Reporting Person without any borrowings.

Item 4. Purpose of Transaction.

The shares of Common Stock deemed to be beneficially owned by the Reporting Person were acquired for, and were being held for, investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on January 3, 2008, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 18,750,000 shares of Common Stock. As of January 3, 2008, these shares represented 6.67% of the voting power of the 281,185,090 total voting shares of the Company's capital stock outstanding as reported.

(b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

(c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including January 3, 2008 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There were no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2008	By:	/s/ Weiquan Tian
Weiquan Tian